TRADIER BROKERAGE, INC.
(a QSSS Subsidiary of Tradier, Inc.)
ANNUAL REPORT

DECEMBER 31, 2017

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADIER BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11016 RUSHMORE DR., SUITE 350
(No. and Street)

CHARLOTTE	NC	28277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Laptewicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADIER BROKERAGE, INC., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

SHANE CARTER NOTARY PUBLIC BRUNSWICK COUNTY, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADIER BROKERAGE, INC.
(a QSSS Subsidiary of Tradier, Inc.)
Table of Contents
FOR THE YEAR ENDED DECEMBER 31, 2017

Report of Independent Registered Public Accounting Firm   1

Financial Statement:

    Statement of Financial Condition   2

    Notes to Financial Statement   3-8



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Tradier Brokerage, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tradier Brokerage, Inc. (the "Company") as of December 31, 2017 and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As more fully described in Note 1 and Note 7 to the financial statement, the Company has material transactions with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

We have served as the Company's auditor since 2013.

PKF O'Connor Davies, LLP

March 14, 2018

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

TRADIER BROKERAGE, INC.
(a QSSS Subsidiary of Tradier, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	10,277
Clearing deposits		250,272
Accounts Receivable - Other		31,471
Receivable from clearing broker		75,501
Fixed Assets, net		10,065
Prepaid expenses		36,293
TOTAL ASSETS	$	413,879

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses		30,315
Total Liabilities	$	30,315
Stockholder's Equity		383,564
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	413,879

See accompanying notes.

TRADIER BROKERAGE, INC.
(a QSSS Subsidiary of Tradier, Inc.)
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017

Note 1 – Organization and Nature of Operations:

Tradier Brokerage, Inc. ("the Company") is an independent wholly owned subsidiary of Tradier, Inc. ("TI") and was purchased under the terms of a stock purchase agreement on April 1, 2013 to operate the broker dealer arm and business model of Tradier, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and was incorporated in Illinois on July 1, 1993.

The Company is a discount online service brokerage firm specializing in featuring Application Programming Interfaces ("APIs") which serve as a intermediary between online traders and their customized or purchased integrated trading platforms.

The Company has agreements with other broker-dealers ("clearing brokers") to clear transactions and carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under exemptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934 ("SEA").

The accompanying financial statement has been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statement may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 – Summary of Significant Accounting Policies:

Significant accounting policies followed by the Company in the preparation of the accompanying financial statement is summarized below:

Revenue Recognition
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

In payment for order flow ("PFOF") transactions, the Company receives a small payment, usually pennies per share or contract, as compensation for directing the order to the clearing firms managed route. PFOF is recorded monthly based on statements from the clearing broker.

In platform fees, the Company receives a payment from third parties for use of company's brokerage services. Platform fees are recorded based on monthly invoices.

Note 2 – Summary of Significant Accounting Policies (continued):

Revenue Recognition (continued)

In subscription fees, the Company receives a payment from customer for use of one of TBIs subscription services. Subscription fees are recorded based on settlement statement or monthly invoice.

Other income includes reselling software to customers. The costs and revenue are recorded for the month for which the revenue and associated expenses are incurred.

Tradier Brokerage earns a portion of the interest on customer balances carried by its clearing broker net of the clearing broker's allocated cost of borrowed funds.

Receivables from Clearing Organization

Pursuant to an agreement with the Company's clearing organization, the clearing organization remits a commission payment to the Company during the month subsequent to the trade-date. The Company has one month of outstanding commission payments due from the clearing organization. The Company did not incur any bad debts from the clearing organization during 2017.

Cash and Cash Equivalents

Cash consists of checking accounts and savings accounts. For purposes of the financial statement, the Company considers all highly liquid investments with maturities of 90 days or less at purchase to be cash equivalents.

Income Taxes

The Company is a 100% owned subsidiary and files under their parent Tradier, Inc. as a Qualified Subchapter S Subsidiary ("QSSS"). Under Federal law, upon election of the parent federal S-Corporation, the two corporations are treated as a single entity and the assets, liabilities, income, deductions, and credits of the wholly owned subsidiary are treated as if they belong to the parent corporation.

Under the QSSS tax election, the Company's shareholders report their pro-rated portion of the Company's taxable income or loss on their personal income tax returns and are responsible for the applicable income tax at their level. As a result, the Company is exempt from most federal income taxes.

The Company holds state registrations in Delaware, Illinois, and North Carolina where they currently have nexus. The State of Illinois imposes a 1.5% replacement tax on the taxable income of the Company separately, and the Company directly is responsible for payment of this state tax.

Note 2 – Summary of Significant Accounting Policies (continued):

Income Taxes (continued)

The Company believes that it has no uncertain tax provisions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2014, 2015, and 2016 tax years of the Company remain subject to examination by U.S. federal and certain state and local tax authorities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. At times, cash balances may exceed federally insured limits.

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles recognized in the United States ("US GAAP") requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates, and the differences could be material.

Note 3 – Cash Segregated under Federal and Other Regulations:

The Company is not required to maintain a special reserve bank account for the protection of customers as required by SEA Rule 15c3-3 under Section (k)(2)(ii) of the rule.

Note 4 – Fixed Assets:

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Note 5 – Clearing Deposit:

In accordance with the Company's clearing contract, the company is required to keep a deposit of $250,000 in a clearing deposit account with Apex Clearing, Inc.

Note 6 – Advertising:

The Company does not advertise or incur any such advertising expenditures directly. All advertising expenses are incurred by Tradier, Inc. See Note 7 (Related Party Transactions) for more details.

Note 7 – Related Party Transactions:

The Company operates under two agreements with its parent corporation TI:

The first agreement known as an Outsource Hosted Platform, Services, a Support Agreement ("Service Agreement"), was executed on April 30, 2013 and has been updated periodically. The service agreement sets forth the specific terms and conditions under which TI shall supply certain services to the Company. The agreement is effective (valid) and services held under the agreement include but are not limited to: Hosted platform and support and maintenance.

The agreement calls for monthly payments due to TI of $20,000. As required, the Company may contract additional services from TI as specified in a statement of work ("SOW"). In 2017, there were two SOWs for a total of $130,000. During the year ended December 31, 2017, the Company paid TI a total of $370,000. For a listing of future minimum commitments under this agreement, see Note 8 (Commitments). If the Company does not provide a 100 day notice before the completion of a 1 year term, the Service Agreement will automatically be renewed for an additional 1 year term.

The second agreement known as an Expense Sharing Agreement ("Expense Agreement") was executed on October 14, 2013 and has been updated periodically. The expense agreement identifies expenses incurred by the Company which are paid by TI. The agreement identifies indirect shared expenses such as: office space, telecommunication and internet services, payroll processing fees, and bond (insurance) coverage costs to be shared at 40% by the Company, and identifies direct costs such as employee compensation which are to be shared 5% by the Company, payable in monthly payments to TI. Total payments to the parent for costs related to the expense sharing agreement amount to $440,993 for the year ended December 31, 2017. These expenses have been reflected on the Statement of Operations in the appropriate categories. The agreement is month-to-month.

Note 8 – Commitments:

During 2015, the Company entered into a clearing agreement with Apex Clearing Corporation. Pursuant to the clearing agreement, the Company is to pay minimum monthly clearing charges as follows: $10,000 per month, a percentage of Assets Under Management as defined, or Customer transactions per month priced at $0.01 per share.

The Related Party commitments correspond to the Expense Agreement and Expense Agreement as detailed in Note 7 – Related Party Transactions.

Note 8 – Commitments (continued):

Minimum future payments due for all commitments of the Company are as follows:

	Non- Related Party	Related Party	Totals
2018	120,000	723,332	843,332
Totals	$ 120,000	$ 723,332	$ 843,332

Note 9 – Net Capital Requirement:

The Company is subject to the net capital requirements of the SEA Rule 15c3-1, and as such, is required to maintain a net capital of $5,000. Net capital of the Company as of December 31, 2017 was $305,735, see Computation of Net Capital for more details.

Note 10 – Additional Paid-in-Capital:

During the year, the Company received capital infusions from TI and from the former shareholder for operational purposes in the amount of $10,000.

Note 11 – Common Stock:

Effective April 9, 2013 100% of the common stock of Robbins Securities, Inc. ("Robbins") was purchased by TI. At the time of the acquisition, common stock consisted of 1,000 shares, no par value stock, with 1,000,000 shares authorized, and 1,000 shares outstanding. The stock was purchased under the terms of a stock purchase agreement ("Stock Agreement"), where 100% of the issued and authorized shares were purchased by TI for a sale price of $95,000.

Note 12 – Indemnifications:

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount

Note 12 – Indemnifications (continued):

of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Note 13 – Subsequent Events:

Management has evaluated subsequent events as of March 14, 2018, which is the date the financial statement was issued, and has noted no items requiring disclosure.